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                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934
                                 AMENDMENT NO. 3


                              FIRST WILKOW VENTURE
                              (Name of the Issuer)


                              FIRST WILKOW VENTURE
                      (Name of Person(s) Filing Statement)


                            Limited Partnership Units
                         (Title of Class of Securities)


                                       N/A
                      (Cusip Number of Class of Securities)


                                 Marc R. Wilkow
                                 General Partner
                      180 North Michigan Avenue, Suite 200
                             Chicago, Illinois 60601
                                 (312) 726-9622

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                 WITH COPIES TO:
                            John Koenigsknecht, Esq.
                          Neal, Gerber & Eisenberg, LLP
                       2 North LaSalle Street, Suite 2200
                             Chicago, Illinois 60602
                                 (312) 269-8000


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     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [X] A tender offer.
d.   [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

          Transaction Valuation:               Amount of Filing Fee:
                $231,800*                              $24.80

     * Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $122 per Unit for the eligible Units, multiplied by 1,900, the estimated maximum number of Units to be purchased in the offer.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $24.80
Filing Party:                       First Wilkow Venture
Form or Registration No.:           Schedule 13E-3
Date Filed:                         July 20, 2006


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                                  INTRODUCTION

     This Amendment Number 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by First Wilkow Venture, an Illinois limited partnership (the "Partnership") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the Partnership's offer (the "Offer") to purchase the units of limited partnership of the Partnership (the "Units"), held by each Unit holder who held 50 or fewer Units as of the close of business on July 19, 2006.

     Except as otherwise noted below, no changes have been made to the response to the items of the Schedule 13E-3, as filed by the Partnership on July 20, 2006, and as subsequently amended prior to the date hereof. Items 1 through 15 of such Schedule 13E-3 are amended and supplemented by adding the following:

     At 5:00 p.m., Chicago time, on September 29, 2006, the Offer expired in accordance with its terms. Pursuant to the Offer, the Partnership accepted for purchase 457 Units held by 17 Unit holders. As a result, the Units which remain outstanding are now held by a total of 293 Unit holders. Concurrently with this filing, the Partnership has filed with the Securities and Exchange Commission a notice of termination of the registration of the Units under the Securities Exchange Act of 1934, as amended. Consequently, the Partnership's obligation to file reports under the Securities Exchange Act of 1934, as amended, is suspended as of the date hereof.




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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2006
                                            FIRST WILKOW VENTURE,
                                            AN ILLINOIS LIMITED PARTNERSHIP

                                            By:   MARC R. WILKOW
                                            Its:  General Partner

                                                  /s/ Marc R. Wilkow
                                                  ------------------------------
                                                  Marc R. Wilkow